UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                          ______________________


                               SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Tower Automotive, Inc.
          ------------------------------------------------------
                             (Name of Issuer)


                               Common Stock
          ------------------------------------------------------
                       (Title of Class of Securities)


                                891707101
          ------------------------------------------------------
                              (CUSIP Number)


                             December 31, 2004
          ------------------------------------------------------
          (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any ubsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).




_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC - not applicable
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            29 shares of Common Stock

EACH                $125,000,000 aggregate principal amount of 5.75%
                    Convertible Senior Debentures due 2024 (convertible
REPORTING           into 4,389,004 shares of Common Stock (conversion
                    rate of 231.0002 shares per $1,000 principal amount).
PERSON WITH         See footnote 1 in Item 4.
               ________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 6.98%. (Based on 58,480,908 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on November 9, 2004, plus the Reporting Persons' shares of Common Stock issuable upon the conversion of the Debentures.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             OO - Limited Liability Company
_______________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Corporation - not applicable
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            29 shares of Common Stock

EACH                $125,000,000 aggregate principal amount of 5.75%
                    Convertible Senior Debentures due 2024 (convertible
REPORTING           into 4,389,004 shares of Common Stock (conversion
                    rate of 231.0002 shares per $1,000 principal amount).
PERSON WITH         See footnote 1 in Item 4.
               ________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 6.98%. (Based on 58,480,908 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on November 9, 2004, plus the Reporting Persons' shares of Common Stock issuable upon the conversion of the Debentures.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             BD
_______________________________________________________________________




_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC  -  20-1901985
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            29 shares of Common Stock

EACH                $125,000,000 aggregate principal amount of 5.75%
                    Convertible Senior Debentures due 2024 (convertible
REPORTING           into 4,389,004 shares of Common Stock (conversion
                    rate of 231.0002 shares per $1,000 principal amount).
PERSON WITH         See footnote 1 in Item 4.
               ________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 6.98%. (Based on 58,480,908 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on November 9, 2004, plus the Reporting Persons' shares of Common Stock issuable upon the conversion of the Debentures.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             OO - Limited Liability Company
_______________________________________________________________________




_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            29 shares of Common Stock

EACH                $125,000,000 aggregate principal amount of 5.75%
                    Convertible Senior Debentures due 2024 (convertible
REPORTING           into 4,389,004 shares of Common Stock (conversion
                    rate of 231.0002 shares per $1,000 principal amount).
PERSON WITH         See footnote 1 in Item 4.
               ________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 6.98%. (Based on 58,480,908 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on November 9, 2004, plus the Reporting Persons' shares of Common Stock issuable upon the conversion of the Debentures.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
_______________________________________________________________________




_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            29 shares of Common Stock

EACH                $125,000,000 aggregate principal amount of 5.75%
                    Convertible Senior Debentures due 2024 (convertible
REPORTING           into 4,389,004 shares of Common Stock (conversion
                    rate of 231.0002 shares per $1,000 principal amount).
PERSON WITH         See footnote 1 in Item 4.
               ________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 6.98%. (Based on 58,480,908 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on November 9, 2004, plus the Reporting Persons' shares of Common Stock issuable upon the conversion of the Debentures.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
_______________________________________________________________________



Item 1.

(a)  Name of Issuer

	Tower Automotive Inc.

(b)  Address of Issuer's Principal Executive Offices:

	27175 Haggerty Road
	Novi, MI 48377

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


This Schedule 13G is being filed on behalf of each of the following persons (each, a "Reporting Person"):

	Highbridge International LLC
	The Cayman Corporate Centre, 4th Floor
	27 Hospital Road
	George Town, Grand Cayman
	Cayman Islands, British West Indies
	Citizenship:	Cayman Islands, British West Indies

	Highbridge Capital Corporation
	The Cayman Corporate Centre, 4th Floor
	27 Hospital Road
	George Town, Grand Cayman
	Cayman Islands, British West Indies
	Citizenship:	Cayman Islands, British West Indies

	Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York 10019
	Citizenship:	State of Delaware

	Glenn Dubin
	c/o Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York 10019
	Citizenship:	United States

	Henry Swieca
	c/o Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York 10019
	Citizenship:	United States

(d)  Title of Class of Securities

        Common Stock, par value $.01 per share


(e)  CUSIP Number

	891707101

Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.	Ownership

(a)  Amount Beneficially Owned

     29 shares of Common Stock

     $125,000,000 aggregate principal amount of 5.75% Convertible Senior Debentures due 2024 (convertible into 4,389,004 shares of Common Stock (conversion rate of 231.0002 shares per $1,000 principal amount)). /1/

(b)  Percent of Class

     Approximately 6.98%. (Based on 58,480,908 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on November 9, 2004, plus the Reporting Persons' shares of Common Stock issuable upon the conversion of the Debentures.)

(c)  Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

		-0-

	(ii)	Shared power to vote or to direct the vote

                See item (a) above.

	(iii)	Sole power to dispose or to direct the disposition of

		-0-

	(iv)	Shared power to dispose or to direct the disposition of

                See item (a) above.


/1/   Highbridge International LLC is a wholly owned subsidiary of Highbridge
Capital Corporation. Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation. Highbridge Capital Management, LLC is exempt from registration as an investment adviser. Glenn Dubin is a Managing Partner of Highbridge Capital Management, LLC. Henry Swieca is a Managing Partner of Highbridge Capital Management, LLC. The persons at Highbridge Capital Management, LLC who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation, a registered broker/dealer. As of the date of this Schedule, the Debentures reported herein by the Reporting Persons may acquire in the future through the conversion of the $125,000,000 aggregate principal amount of 5.75% Convertible Debentures due May 15, 2024 of the Issuer, which may be converted by the Reporting Persons at any time prior to and including May 15, 2024 (the "Maturity Date") into 4,389,004 shares of the Issuer's common stock (the Debentures are convertible into 231.0002 shares of common stock, per $1,000 principal amount). Based on the Issuer's latest Form 10Q filed on November 9, 2004, there were 58,480,908 shares of Common Stock outstanding as of November 2,2004. Therefore, with the issuer's outstanding shares of Common Stock plus the Reporting Persons' shares of Common Stock issuable upon the conversion of the Debentures, the Reporting Persons may be deemed to beneficially own 6.98% of the outstanding shares of common stock of the Issuer. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

         See Item 2 above.

Item 9.  Notice of Dissolution of Group

         Not applicable


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated this 14th day of February, 2005



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Partner



/s/  Glenn Dubin
-------------------------------------
Glenn Dubin



/s/  Henry Swieca
-------------------------------------
Henry Swieca





                        Exhibit Index
                        -------------

              Exhibit                  Description
              -------                  -----------

                 1               Joint Filing Agreement